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Filed by NorthPoint Communications Group, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and
 Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
 Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING ON AUGUST 22, 2000:

August 22, 2000

If there is an overlap in management job title/responsibility between NorthPoint and Verizon, which job holder (NPC or Verizon) will have priority? Will the person who loses the job because of duplication be given another job of the same pay/title within NorthPoint or Verizon?

We are not expecting many cases of redundant jobs between the two companies. At this stage, the transition team that will make policy decisions is still forming. For this reason, the policy decision about overlapping jobs will not be made for several months.

Going from 131 million shares outstanding to 310 million shares seems highly dilutive to the value of the existing shares/options that we have. It seems the potential upside range of the stock price has narrowed considerably. How is this a good thing?

We will issue these new shares only in conjunction with receiving all the cash, all the assets and all the customers that Verizon is bringing us. When we get those, we will be getting a lot more value, as a company, and our risks (financial especially) go down significantly. As a result, it is not dilutive to us, as the company will be worth a multiple of what it is worth with 131 million shares today, and our likelihood of continued success will have risen. Over time, after the merger closes, as we execute, we hope that the stock price will reflect that increased value and decreased risk.

What is the actual difference between a merger and an acquisition as it relates to this deal?

The term "acquisition" usually refers to a situation where a company sells all of its stock or assets to another company and is completely "acquired." A "merger" is a situation where two companies are combined to create one company. A merger is merely one way in which a company can be "acquired." Other ways include the straight sale by a company of its assets or stock or cash or the stock of the acquiring company. Each is just a different way of doing the same thing.

A merger, though, can also be a way in which two companies can join their operations to create one larger company that is owned by the old shareholders of the combined companies. That is the case here. Our DSL business is being merged with Verizon's DSL business. After the merger, Verizon and our shareholders will own the new business. Verizon is "acquiring" 55 percent of the new NorthPoint in exchange for contributing its DSL business, but it is not acquiring the entire company. If NorthPoint had been acquired, following the closing Verizon would have owned all of the stock of new NorthPoint and all decisions about the business would have been made by Verizon, the company's only stockholder.

Instead, we are combining the two companies into a bigger and better company -- it is a combination of complementary companies. NorthPoint management will remain in place, the new NorthPoint will have its own board of directors and we will retain three seats on the board of directors.

Why did we release all of our information regarding quarterly results and merger information on the same day?

It seems to be very confusing to evaluate the response from Wall Street with so much information dropped at the same time. NorthPoint is obligated by the Securities and Exchange Commission (SEC) to release significant news such as this transaction immediately upon finalization, and we are also obligated to release
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our earnings promptly. As a result, we needed to do both the same day.
While it may have been a lot of information, the merger with Verizon gave us access to a larger audience to tell our story about this deal.

I joined the company pre-IPO with an option strike price of $18. My vested shares have never been "in the money." This is true for the majority of NorthPoint employees. Is the board considering lowering the strike price for all employees so the options have some value?

We understand that many employees are in the same position that you find yourself in. Unfortunately, there are serious accounting implications that result from any option re-pricing that would have a very negative impact on our financial results. This means that an adjustment to the exercise price on outstanding options is not a viable possibility for the company. This is just one more reason why all of us must be focused on building NorthPoint, and thereby creating shareholder value.

Will there be a severance package to any employee losing a job because of the merger?

We do not expect people to lose jobs as a result of this merger. On the contrary, we expect the new NorthPoint, which will be considerably larger than the old NorthPoint and still growing, will need to hire more people.
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NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.